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                                                                                Exhibit 12
KANSAS CITY POWER & LIGHT COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

                                12 Months
                                  Ended
                               March 31
                                   1998        1997        1996        1995        1994
                                                       (Thousands)
Net income                        $106,058     $76,560    $108,171    $122,586    $104,775

Add:
Taxes on income                     28,272       8,079      31,753      66,803      66,377
Kansas City earnings tax               587         392         558         958         524

 Total taxes on income              28,859       8,471      32,311      67,761      66,901

Interest on value of
 leased property                     7,816       8,309       8,301       8,269       6,732
Interest on long-term debt          60,721      60,298      53,939      52,184      43,962
Interest on short-term debt            634       1,382       1,251       1,189       1,170
Other interest expense
 and amortization                   16,158      12,843       4,840       3,112       4,128

 Total fixed charges                85,329      82,832      68,331      64,754      55,992

Earnings before taxes
 on income and fixed
 charges                          $220,246    $167,863    $208,813    $255,101    $227,668
Ratio of earnings to
 fixed charges                        2.58        2.03        3.06        3.94        4.07



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